[Reference Translation]
May 24, 2010
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203,
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0562-28-2121)

Notice Concerning Succession of Housing Business of Toyota Motor Corporation to its Subsidiary through Company Split (Simplified Absorption-type Company Split)

Toyota Motor Corporation (“TMC”) and Toyota Housing Corporation (“THC”), a consolidated subsidiary of TMC, resolved at their respective meetings of the Board of Directors held on May 24, 2010, a company split (simplified absorption-type company split (kani kyushu bunkatsu), the “Company Split”) under which THC will succeed TMC’s housing business, effective on October 1, 2010 (the “Effective Date”).
In connection with the foregoing, we would like to provide notice of the following.

Because the Company Split is a simplified absorption-type company split (kani kyushu bunkatsu) in which a consolidated subsidiary will become a successor company (the “Successor Company”), disclosure of certain information is omitted.

1.	Purpose of the Company Split

TMC established THC in April 2003 to enhance product planning and sales of its housing business.  As the housing market environment is expected to change significantly in the future, such as the realization of low-carbon society and aging society with fewer children, in order to respond promptly to the needs of more customers, TMC came to the conclusion that it is indispensable to have a prompt decision-making and active business operation, unifying the development, manufacture and sales process, at the same time unifying the structure of housing business and strengthenining expertise.  Accordingly, TMC decided to implement the Company Split.

2.	Summary of the Company Split

(1)	Schedule of the Company Split

Meeting of the Board of Directors to Approve the Company Split	May 24, 2010
Execution of the Company Split Agreement	June 1, 2010
Scheduled Date of the Company Split (Effective Date)	October 1, 2010

(Note)
Because the Company Split falls under the simplified absorption-type company split as defined in Article 784, Paragraph 3 of the Companies Act of Japan (the “Companies Act”), TMC will implement the Company Split without obtaining approval for the company split agreement pertaining to the Company Split (the “Company Split Agreement”) at its general meeting of shareholders.

(2)	Form of Company Split

Simplified absorption-type company split (kani kyusyu bunkatsu), in which TMC, as a splitting company (the “Splitting Company”), will transfer its housing business to THC, the Successor Company.

(3)	Allocation of Shares in the Company Split

In the Company Split, THC will issue and deliver to TMC a total number of shares of common stock (fractional numbers, if any, to be rounded up) calculated by dividing the market value of net assets pertaining to the rights and obligations to be succeeded (hereinafter, the amount calculated by adding/subtracting the difference between the book value and the market value of real estate and shares, etc, to/from the book value of net assets) as of March 31, 2010 (the “Record Date”) by the market value of net assets per share of THC as of the Record Date.  A provision is scheduled to be set forth which stipulates that TMC and THC can change the number of shares of common stock to be issued by THC, upon mutual discussions, based on increase/decrease in the amount of the market value of net assets pertaining to the rights and obligations to be succeeded or increase/decrease in the amount of the market value of net assets per share of THC during the period after the Record Date and until one day prior to the Effective Date.

(4)	Handling of Stock Acquisition Rights

Although TMC issues stock acquisition rights, there will be no change in the handling of the stock acquisition rights.

(5)	Reduction of Capital through the Company Split

The Company Split will not result in any change to the capital of TMC.

(6)	Rights and Obligations to be Succeeded by the Successor Company

THC will, as of the Effective Date of the Company Split, succeed to the assets and liabilities related to TMC’s housing business, and the rights and obligations incidental to such rights and obligations within the scope defined in the Company Split Agreement.

(7)	Anticipated Performance of Obligations

TMC and THC believe that there is no issue with respect to anticipated performance of obligations to be borne by TMC and THC on or after the Effective Date.

3.	Outline of Parties to the Company Split
(as of March 31, 2010)
(1)	Trade Name	Toyota Motor Corporation (Splitting Company)	Toyota Housing Corporation (Successor Company)
(2)	Major Business Activities	Manufacture and sales of automobile	Designing, implementation, contracting and management of construction work and civil engineering work
(3)	Establishment	August 27, 1937	April 1, 2003
(4)	Address of Head Office	1 Toyota-Cho, Toyota City, Aichi Prefecture	1-23-22, Izumi, Higashi-ku, Nagoya City, Aichi Prefecture
(5)	Name and Title of Representative	Akio Toyoda, President	Senta Morioka, President
(6)	Capital	397,049 million yen	3,000 million yen
(7)	Number of Shares Issued	3,447,997,492 shares	60,000 shares
(8)	Net Assets	10,930,443 million yen (consolidated)	12,206 million yen
(9)	Total Assets	30,349,287 million yen (consolidated)	56,350 million yen
(10)	Fiscal Year-End	March 31	March 31
(11)	Major Shareholders and Percentage of Shareholding
Japan Trustee Services Bank, Ltd.: 11.16%
Toyota Industries Corporation: 6.42%
The Master Trust Bank of Japan, Ltd.: 6.09%
Nippon Life Insurance Company: 4.15%
State Street Bank and Trust Company: 2.81%
Toyota Motor Corporation: 100%

(Note)	TMC (Splitting Company)’s major shareholders and percentage of shareholding above is as of September 30, 2009.

4.	Outline of Business Segment to be Split

(1)	Description of Business Activities of Business Segment to be Split

All businesses related to housing business

(2)	Business Results of Business Segment to be Split

(For the fiscal year ended March 31, 2010)		(Unit: millions yen)
	Housing business (a)	TMC’s business results (consolidated) (b)	Ratio (a/b)
Net Revenues	45,976	18,950,973	0.24%

(3)	Items and Values of Assets and Liabilities to be Split
			(Unit: millions yen)
Item	Book value	Item	Book value
Assets	29,455	Liabilities	1,833

(Note)
Above book values of assets and liabilities to be split is based on the balance sheets of TMC and other calculations as of March 31, 2010.  The values of the assets and liabilities will reflect any changes in the value of the assets and liabilities until the Effective Date.  Accordingly, the values set forth above may differ from the actual amounts of assets and liabilities to be split.

5.	Status of TMC following the Company Split

(1)	Trade Name	Toyota Motor Corporation
(2)	Major Business Activities	Manufacture and sales of automobile
(3)	Address of Head Office	1 Toyota-Cho, Toyota City, Aichi Prefecture
(4)	Name and Title of Representative	Akio Toyoda, President
(5)	Capital	397,049 million yen
(6)	Fiscal Year-End	March 31

6.	Outlook

TMC does not anticipate that the Company Split will result in any significant impact on its consolidated and non-consolidated business results.

End of Document